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                                  EXHIBIT 20.2

                     RESIGNATION LETTER OF ROBERT J. MCNULTY
                               DATED JUNE 1, 1998


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                          [LETTERHEAD OF SHOPPING.COM]


June 1, 1998



To:     The Board of Directors of Shopping.com, Inc.
From:   Robert J. McNulty

        It is with deep regret that I find myself writing this letter. Although I continue to enjoy your full support and appreciate that the action I have decided to take was neither requested nor recommended by any of you, I must tender my resignation as President and Chief Executive Officer as well as member of the Board of Directors of the Company effective June 1, 1998.

        After three years of hard work in conceiving and developing Shopping.com, it is most gratifying to see that the company has become the internet retailer. No doubt, the company has faced a number of challenges in its path of success. In addition to being an ongoing topic of yellow journalism, the company has been subject to an orchestrated attack by short sellers who evidently got caught in a squeeze. It appears that there is absolutely no limit to the abuses the short sellers will employ in order to exploit and damage our company. From the filing of lawsuits containing false allegations to the manipulation of the offices of a United States Senator to pressure the Securities and Exchange Commission to suspend the trading of the company's stock, the short sellers conduct matches the reprehensible business they are in--destroying companies rather than building them as I have done.

        Although the courts have summarily thrown out the short sellers' frivolous actions, it appears that the Securities and Exchange Commission has yet to investigate the true market manipulators. Rather than deflecting attention from profiteers whose sole agenda is avarice, the Securities and Exchange Commission should return to the course chartered by Congress, protecting shareholders and prosecuting the short sellers who have violated the law. I firmly believe that the vast majority of Shopping.com's shareholders are pleased with the value that has been created, the putative class actions' allegations to the contrary notwithstanding.

        In order for the company to continue on its path of success, it will need to raise additional capital from institutional investors and eventually become a company that is listed on NASDAQ. So as to expedite accomplishing these goals, I have decided to resign. I trust that my stewardship has laid the foundation for further growth which inures to the benefit of our shareholders.

        It has been a pleasure to work with talented and loyal staff at Shopping.com. I wish everyone the best of success.



                                            Very truly yours,

                                            /s/ Robert J. McNulty
                                            -----------------------------
                                            Robert J. McNulty